EXHIBIT 99.1

AMARC MESSAGE FROM THE CEO: SEPTEMBER 2022

Proactive Commitment to the Global Energy Transition

Responsible Mineral Development in British Columbia

September 22, 2022, Vancouver, BC – Amarc Resources Ltd. (“Amarc” or the “Company”) (TSX-V: AHR; OTCQB: AXREF) is pleased to provide a message from its President and CEO, Dr. Diane Nicolson.

“2022 is proving to be a transformative year for Amarc as we work to develop our unique portfolio of high value copper-gold districts in British Columbia, a premier global mining jurisdiction and the heartland for copper production in Canada,” said Nicolson.

“Amarc’s expansive, 100%-owned JOY, DUKE and IKE Districts have been diligently assembled and advanced over a period of years, with each now hosting one or more known porphyry copper deposits and a pipeline of high-potential deposit targets. Perhaps more importantly, these Districts host the type of copper mineralization that major producers seek, with potential for low-cost, bulk tonnage, long-life production.”

“Amarc already has one major mining partner committed to funding non-dilutive exploration at JOY, and we will continue to be both highly selective and strategic with the partnerships we seek for our remaining portfolio of assets in order to maximize value for investors.”

While battery metals, rare earth elements and other high-demand ‘critical minerals’ have commanded news headlines in recent years, Nicolson argues that copper will be the lynch-pin commodity that ultimately determines whether Canada, the United States and countries around the world achieve their ‘net-zero by 2050’ carbon emission goal. For many reasons – including cost, conductivity, ductility and durability – copper is a fundamental and irreplaceable material for electrification and renewable energy applications.

S&P Global1 recently forecast that worldwide demand for copper will grow from 25 million metric tons (MMt) in 2021 to 50 MMt by 2035, a record-high level that will continue to rise to 53 MMt by 2050. Supply shortfalls are predicted to begin in 2025 and persist through the following decade, with the copper supply gap expected to reach an unprecedented 9.9 MMt by 2035.

“With long-term copper supply and demand dynamics like that, I can assure you there’s never been a more exciting or relevant time to be involved in copper exploration in Canada,” Nicolson said, noting the Amarc team has contributed to the discovery and development of multiple copper and copper/gold deposits in recent decades many of which have been, are being or remain be mined.

“Not only are we confident in the quality of our assets and the experience of our team and partners, we’re motivated by the opportunity to contribute to the global effort to achieve ‘net-zero by 2050’ through the responsible development of high value copper deposits right here in British Columbia. Amarc looks forward to sharing our stream of development news in the months and years ahead with both shareholders and new investors.”

1 https://ihsmarkit.com/Info/0722/futureofcopper.html

Qualified Person as Defined Under National Instrument 43-101

Dr. Roy Greig, P.Geo., a Qualified Person as defined under National Instrument 43-101, has reviewed and approved the technical content in this release.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President and CEO, at (604) 684-6365 or within North America at 1-800-667-2114, or Kin Communications, at (604) 684-6730, Email: AHR@kincommunications.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.

Dr. Diane Nicolson

President and CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions, as well as risks relating to the uncertainties with respect to the effects of COVID-19. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.